Exhibit 99.1

AEGON CEO presents to Merrill Lynch conference in London

•	AEGON expects to maintain a level of capital above its AA rating requirements

•	AEGON has a strong liquidity position

•	Impact on net income from impairments in Q3 expected to be around EUR 275 million

•	Accelerating program of risk reduction and capital release

•	New strategy is “right one” in current market environment

Alex Wynaendts, CEO of AEGON, will be presenting at the Merrill Lynch Banking & Insurance conference in London. In the presentation Mr. Wynaendts states: “In the current extraordinary environment, I am more convinced than ever that our strategy is the right one for AEGON. I would like to stress that AEGON is a pure life insurance and pensions company. Our business model is to sell long term products to our customers and then to invest the premiums we receive in long term assets.”

In view of the continued deterioration in the current market environment AEGON believes it is prudent to take further steps to maintain a strong capital base to protect the Group against a possible further fall in the capital markets. AEGON is accelerating its strategy announced in June and is actively working on a number of specific projects to enhance its capital position, taking into account the interest of its shareholders.

Before the crisis started, AEGON had proactively taken steps to reduce balance sheet risk and enhance its capital position, including a EUR 315 million securitization in the UK. Similar actions continue today with a focus on reducing the Group’s exposure to equity and credit markets, lowering interest rate risk and stepping up its hedging program. AEGON’s disciplined approach to liquidity management is serving the Group well in the current environment. Cash flows remain healthy and the availability of cash clearly outweighs requirements.

AEGON has hedged its USD cash flows to the holding company for the remainder of 2008 and 2009, putting a floor at present levels while retaining the full impact of any USD strengthening.

Based on information currently available, AEGON is estimating approximately EUR 420 million of total gross credit impairments in the third quarter. The impact on net income is expected to be around EUR 275 million. AEGON expects to maintain a level of capital above its AA rating requirements through the remainder of the year.

The presentation will be available on AEGON’s website www.aegon.com.

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About AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 31,500 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia. Total revenue generating assets amounted to EUR 344 billion at June 30, 2008.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Group Corporate Communications & Investor Relations

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Phone: + 31 (0)70 – 344 8344	Phone: + 31 (0)70 – 344 8305 or + 1 877 548 9668 – toll free USA only
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Website
www.aegon.com

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Local knowledge. Global power.	Page 2 of 2